LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 Wisconsin Avenue, NW, Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2007	nquint@luselaw.com

July 25, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.: Madeleine Mateo, Esq.

Re:	Central Plains Bancshares, Inc. (Registration No. 333-272636)

Registration Statement on Form S-1

Dear Ms. Mateo:

On behalf of Central Plains Bancshares, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated July 11, 2023, as well as the Company’s responses to those comments. The Amended S-1 has been marked to reflect changes from the original filing.

Cover Page

1.	Please disclose on the cover page, and as appropriate throughout the registration statement, if your offering is contingent on receipt of certification to list on Nasdaq.

Please be advised that the Company’s offering is not directly contingent on receipt of certification to list on Nasdaq. Due to the unique structure of an offering in connection with a mutual-to-stock conversion, which is a best-efforts offering without a specific pricing event, similar companies have historically obtained approval to list the offered common stock on the Nasdaq Capital Market prior such time as the registration statement is declared effective by the SEC. We are in conversations with Nasdaq to attempt to achieve similar timing in this transaction. However, such approval would be conditional, subject to compliance with

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

July 25, 2023

conditions such as Nasdaq’s the minimum holder requirements. Such conditions are described on page 11 under “Summary—Market for the Common Stock” and page 43 under “Market for the Common Stock.” The cover page has been revised to indicate the conditional nature of the Company’s expectation that the common stock will be traded on the Nasdaq Stock Market.

How We Determined the Offering Range, page 5

2.	Please briefly summarize the primary differences between the registrant and the peer group used by the appraiser.

Page 5 has been revised to reflect the different geographic locations of the peer group companies, and page 6 has been revised to properly reflect both downward adjustments the appraiser made in comparison to the peer group companies ((i) marketing of the stock issue and (ii) earnings growth and viability). Page 6 has also been revised to indicate where no adjustments were made, as the majority of categories (five out of seven) required no adjustments, indicating no primary differences.

Risk Factors

We are subject to stringent capital requirements, page 19

3.	Please clarify in the risk factor how you currently meet your capital requirements, so investors may assess any risk.

Page 19 has been revised, as requested.

Inflation can have an adverse impact on our business and on our customers, page 21

4.

We note your risk factor indicating that inflation can have an adverse impact on your business and on your customers. Please update this risk factor to disclose if recent inflationary pressures have materially impacted your operations. In this regard, if applicable, discuss how your business has been materially affected by the various types of inflationary pressures you are facing.

Please be advised that recent inflationary pressures have not materially impacted the Company’s operations to date.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

July 25, 2023

Our funding sources may prove insufficient, page 24

5.	Please clarify in the risk factor the current sufficiency of your funding sources so that investors may assess the risk.

Page 25 has been revised, as requested.

*    *    *    *    *

We trust the foregoing is responsive to the Staff’s comments. We request that the Staff advise the undersigned at (202) 274-2007 or Lawrence Spaccasi of this office at (202) 274-2037 as soon as possible if it has any further comments.

Respectfully,

Ned Quint

cc:	Steven D. Kunzman, Chairman, President

and Chief Executive Officer

Lawrence M.F. Spaccasi, Esq.